UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                                -----------------

                                 US Unwired Inc.
                                 ---------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    90338R104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]       Rule 13d-1(b)
        [_]       Rule 13d-1(c)
        [X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90338R104                 SCHEDULE 13G                    Page 2 of 10
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           The 1818 Fund III, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [ ]
--------------------------------------------------------------------------------

3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization      Delaware
--------------------------------------------------------------------------------

Number of Shares      (5)      Sole Voting Power              0
Beneficially          (6)      Shared Voting Power            10,038,418 (1)
Owned by Each         (7)      Sole Dispositive Power         0
Reporting Person      (8)      Shared Dispositive Power       10,038,418 (1)
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  10,038,418 (1)
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                               ______
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      48.2%
--------------------------------------------------------------------------------

12.      Type of Reporting Person                             PN
--------------------------------------------------------------------------------
------------------------
               (1) 10,038,418 shares of Class B Common Stock, par value $.01 per share, convertible at any time on a one-to-one basis into shares of Class
A Common Stock.

CUSIP NO. 90338R104                 SCHEDULE 13G                    Page 3 of 10
          ---------

--------------------------------------------------------------------------------

1.       Name of Reporting Person           Brown Brothers Harriman & Co.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]
--------------------------------------------------------------------------------

3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization      New York
--------------------------------------------------------------------------------

Number of Shares     (5)   Sole Voting Power             0
Beneficially         (6)   Shared Voting Power           10,038,418 (1)
Owned by Each        (7)   Sole Dispositive Power        0
Reporting Person     (8)   Shared Dispositive Power      10,038,418 (1)
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  10,038,418 (1)
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain

         Shares                                               ______
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      48.2%
--------------------------------------------------------------------------------

12.      Type of Reporting Person                             PN
--------------------------------------------------------------------------------
------------------------
               (1) 10,038,418 shares of Class B Common Stock, par value $.01 per share, convertible at any time on a one-to-one basis into shares of Class
A Common Stock.

CUSIP NO. 90338R104                 SCHEDULE 13G                    Page 4 of 10
          ---------

--------------------------------------------------------------------------------

1.       Name of Reporting Person           T. Michael Long
                                            (in the capacity described herein)
         S.S. or I.R.S. Identifica
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]
--------------------------------------------------------------------------------

3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization     United States
--------------------------------------------------------------------------------

Number of Shares     (5)      Sole Voting Power            0
Beneficially         (6)      Shared Voting Power          10,038,418 (1)
Owned by Each        (7)      Sole Dispositive Power       0
Reporting Person     (8)      Shared Dispositive Power     10,038,418 (1)
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  10,038,418 (1)
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                               ______
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      48.2%
--------------------------------------------------------------------------------

12.      Type of Reporting Person                             IN
--------------------------------------------------------------------------------
------------------------
               (1) 10,038,418 shares of Class B Common Stock, par value $.01 per share, convertible at any time on a one-to-one basis into shares of Class
A Common Stock.

CUSIP NO. 90338R104                 SCHEDULE 13G                    Page 5 of 10
          ---------

--------------------------------------------------------------------------------

1.       Name of Reporting Person           Lawrence C. Tucker
                                            (in the capacity described herein)
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]
--------------------------------------------------------------------------------

3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization     United States
--------------------------------------------------------------------------------

Number of Shares     (5)      Sole Voting Power             0
Beneficially         (6)      Shared Voting Power           10,038,418 (1)
Owned by Each        (7)      Sole Dispositive Power        0
Reporting Person     (8)      Shared Dispositive Power      10,038,418 (1)
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  10,038,418 (1)
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                               ______
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      48.2%
--------------------------------------------------------------------------------

12.      Type of Reporting Person                             IN
--------------------------------------------------------------------------------
------------------------
               (1) 10,038,418 shares of Class B Common Stock, par value $.01 per share, convertible at any time on a one-to-one basis into shares of Class
A Common Stock.

CUSIP NO. 90338R104                 SCHEDULE 13G                    Page 6 of 10
          ---------


Item 1.         (a)      Name of Issuer

                         US Unwired Inc.

                (b)      Address of Issuer's Principal Executive Offices

                         One Lakeshore Drive, Suite 1900
                         Lake Charles, LA  70629

Item 2.         (a)      Names of Persons Filing

                         (i)      The 1818 Fund III, L.P. ("Fund");
                         (ii) Brown Brothers Harriman & Co. ("BBH&Co." and general partner of the Fund);
                         (iii)    T. Michael Long ("Long");
                         (iv) Lawrence C. Tucker ("Tucker", and together with the Fund, BBH&Co. and Long, the "Reporting Persons").

                (b)      Address of Principal Business Office

                         59 Wall Street
                         New York, New York 10005

                (c)      Citizenship

                         Fund    - a Delaware limited partnership
                         BBH&Co. - A New York limited partnership
                         Long    - United States
                         Tucker  - United States

                (d)      Title of Class of Securities

                         Class A Common Stock, par value $.01 per share (the "Class A Common Stock" or "Shares")

                (e)      CUSIP Number

                                 90338R104

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.         Ownership.

                (a)     Amount Beneficially Owned:
                        As of December 31, 2000, the Fund was the holder of 10,038,418 shares of Class B Common Stock convertible at any time on a one-for-one basis into shares of Class A Common Stock. The Class B Common Stock is

CUSIP NO. 90338R104                 SCHEDULE 13G                    Page 7 of 10
          ---------

                        entitled to ten votes per share, whereas the Class A Common Stock is entitled to one vote per share.

                        By virtue of BBH& Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, 10,038,418 Shares. By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the vote) and investment power (including the power to dispose or to direct the disposition) with respect to the Shares, each of Long and Tucker may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, 10,038,418 Shares.

                (b)     Percent of Class:
                        For each of the Fund, BBH & Co., Long and Tucker, approximately 48.2%, based on the number of shares of Class A Common Stock outstanding as reported in the Issuer's Form 10-Q as of September 30, 2000. Number of shares as to which the persons filing have:

                        (i)   Sole power to vote or to direct the vote: None
                        (ii)  Shared power to vote or to direct the vote:
                              10,038,418 Shares
                        (iii) Sole power to dispose or to direct the
                              disposition: None
                        (iv) Shared power to dispose or to direct the disposition: 10,038,418 Shares

Item 5.         Ownership of Five Percent or Less of a Class

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                Not applicable.

Item 8.         Identification and Classification of Members of the Group

                See Item 4.

Item 9.         Notice of Dissolution of Group

CUSIP NO. 90338R104                 SCHEDULE 13G                    Page 8 of 10
          ---------


                Not applicable.

Item 10.        Certification

                Not applicable.





                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 90338R104                 SCHEDULE 13G                    Page 9 of 10
          ---------



                                  SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 12, 2001

                                    The 1818 Fund III, L.P.


                                    By:  Brown Brothers Harriman & Co.,
                                         its General Partner



                                    By:  /s/ Lawrence C. Tucker
                                         --------------------------------------
                                         Name:  Lawrence C. Tucker
                                         Title: Partner


                                    BROWN BROTHERS HARRIMAN & CO.



                                    By:  /s/ Lawrence C. Tucker
                                         --------------------------------------
                                         Name:  Lawrence C. Tucker
                                         Title: Partner



                                    /s/ Lawrence C. Tucker
                                    -------------------------------------------
                                    Lawrence C. Tucker


                                    /s/ T. Michael Long
                                    -------------------------------------------
                                    T. Michael Long

CUSIP NO. 90338R104                 SCHEDULE 13G                   Page 10 of 10
          ---------



            JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13D-(k)(1)

                  The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated as of February 12, 2001

                                    The 1818 Fund III, L.P.


                                    By:  Brown Brothers Harriman & Co.,
                                         its General Partner



                                    By:  /s/ Lawrence C. Tucker
                                         --------------------------------------
                                         Name:  Lawrence C. Tucker
                                         Title: Partner


                                    BROWN BROTHERS HARRIMAN & CO.



                                    By:  /s/ Lawrence C. Tucker
                                         --------------------------------------
                                         Name:  Lawrence C. Tucker
                                         Title: Partner



                                    /s/ Lawrence C. Tucker
                                    -------------------------------------------
                                    Lawrence C. Tucker


                                    /s/ T. Michael Long
                                    -------------------------------------------
                                    T. Michael Long